CENVEO, INC.
201 Broad Street, 6th Floor
One Canterbury Green
Stamford, CT  06901

                        August 6, 2009

By EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:              John Reynolds
John Dana Brown
Pamela Howell

Re:          Cenveo, Inc.
Registration Statement on Form S-4 (Registration No. 333-159515)

Ladies and Gentlemen:

Cenveo, Inc. (“Cenveo”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5:00 p.m. on August 7, 2009, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, Cenveo hereby acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing, and Cenveo may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

2.
The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cenveo from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

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Please contact Charles A. Samuelson of Hughes Hubbard & Reed LLP at (212) 837-6454 with any questions you may have concerning this request.  In addition, please notify Mr. Samuelson when this request for acceleration has been granted.

Very truly yours,

CENVEO, INC.

By:	/s/ Kenneth P. Viret
	Name:	Kenneth P. Viret
	Title:	Chief Financial Officer